Via Facsimile and U.S. Mail
Mail Stop 6010

November 30, 2006

Mr. John C. Hodgman
Chief Financial Officer and Senior Vice President, Finance
InterMune, Inc.
3280 Bayshore Boulevard
Brisbane, CA 94005

> **Re:** **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 13, 2006**
> **File No. 000-29801**

Dear Mr. Hodgman:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joseph J. Roesler
Accounting Branch Chief